April 28, 2016

BY EDGAR AND FACSIMILE

Mr. Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Easterly Government Properties, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-210052

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Easterly Government Properties, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may be declared effective at 10 a.m. Eastern time, Tuesday May 3, 2016, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kluck

Division of Corporation Finance

April 28, 2016

If you have any questions regarding this request, please contact Mark S. Opper of Goodwin Procter LLP at (617) 570-8128.

Sincerely,

/s/ William C. Trimble, III
William C. Trimble, III
Chief Executive Officer and President

cc:	Stacie Gorman

Securities and Exchange Commission

Mark S. Opper

Goodwin Procter LLP

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